MANAGEMENT’S DISCUSSION AND ANALYSIS

March 11, 2011

The following discussion and analysis is management’s opinion of TransGlobe’s historical financial and operating results and should be read in conjunction with the message to shareholders and the audited consolidated financial statements of the Company for the years ended December 31, 2010 and 2009, together with the notes related thereto. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada in the currency of the United States (except where otherwise noted). The effect of significant differences between Canadian and United States accounting principles is disclosed in Note 20 of the consolidated financial statements. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report on Form 40-F may be found on EDGAR at www.sec.gov.

READER ADVISORIES

Forward-Looking Statements

This Management’s Discussion and Analysis (“MD&A”) may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Use of Barrel of Oil Equivalents

The calculation of barrels of oil equivalent (“Boe”) is based on a conversion rate of six thousand cubic feet of natural gas (“Mcf”) to one barrel (“Bbl”) of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Non-GAAP Measures

          Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with Generally Accepted Accounting Principles (“GAAP”). Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

          Reconciliation of Funds Flow from Operations

($000s)	2010	2009
Cash flow from operating activities	51,504	36,799
Changes in non-cash working capital	23,065	8,265
Funds flow from operations	74,569	45,064

          Debt-to-funds flow ratio
Debt-to-funds flow is a non-GAAP measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

          Netback
Netback is a non-GAAP measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

2010	2

MANAGEMENT’S DISCUSSION AND ANALYSIS

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil. TransGlobe disposed of its Canadian oil and gas operations in 2008 to reposition itself as 100% oil, Middle East/North Africa growth company.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume
amounts)	2010	% Change	2009	% Change	2008
Total Operations
Average production volumes (Boepd)	9,960	11	8,980	22	7,342
Average sales volumes (Boepd)	9,960	11	8,980	22	7,342
Average price ($/Boe)	73.97	45	51.19	(41)	86.96
Oil and gas sales	268,901	60	167,798	(28)	233,695
Oil and gas sales, net of royalties and other	157,220	53	102,805	(22)	132,393

Cash flow from operating activities	51,504	40	36,799	(36)	57,793
Funds flow from operations*	74,569	65	45,064	(24)	59,267
Funds flow from operations per share
- Basic	1.12		0.70		0.99
- Diluted	1.08		0.70		0.98

Net income (loss)	37,867		(8,417)		31,523
Net income (loss) per share
- Basic	0.57		(0.13)		0.53
- Diluted	0.55		(0.13)		0.52

Continuing Operations
Average production volumes (Bopd)	9,960	11	8,980	31	6,858
Average sales volumes (Bopd)	9,960	11	8,980	31	6,858
Average price from continuing operations ($/Bbl)	73.97	45	51.19	(42)	88.66
Oil sales	268,901	60	167,798	(25)	222,538
Oil sales, net of royalties and other	157,220	53	102,805	(17)	123,231

Cash flow from operating activities	51,504	40	36,799	(28)	51,090
Funds flow from continuing operations*	74,569	65	45,064	(14)	52,359
Funds flow from continuing operations per share
- Basic	1.12		0.70		0.88
- Diluted	1.08		0.70		0.86

Net (loss) income	37,867		(8,417)		23,173
Net (loss) income per share
- Basic	0.57		(0.13)		0.39
- Diluted	0.55		(0.13)		0.38

Total assets	341,901	49	228,882	-	228,238
Cash and cash equivalents	57,782	257	16,177	112	7,634
Total long-term debt, including current portion	86,420	74	49,799	(13)	57,230
Debt-to-funds flow ratio**	1.2		1.1		1.0

Reserves
Total Proved (MMboe)	20.5	6	19.2	53	12.6
Total Proved plus Probable (MMBoe)	30.4	26	24.2	22	19.8

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents long-term debt, including the current portion, over funds flow from operations for the trailing 12 months.

In 2010 compared with 2009, TransGlobe,

  Increased Proved reserves by 1.3 MMBbl, representing a production replacement of 133%, primarily from the development of its operated West Gharib concession in Egypt;
  Increased total production by 11%, as a result of a 25% increase in production from Egypt offset by a 14% decline in production in Yemen;
  Funds flow increased by 65% primarily due to a 45% increase in realized oil prices combined with increased production;
  Realized a net income of $37.9 million due to increased revenues combined with an 84% decrease in derivative loss and a 29% decrease in depreciation and depletion due to increased Proved reserves; and
  Increased debt by $36.6 million while maintaining a debt-to-funds flow ratio of 1.2 at December 31, 2010 (December 31, 2009 – 1.1).
3	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

2010 TO 2009 NET INCOME (LOSS) VARIANCES

	$000s	$Per Share Diluted	Variance %
2009 net loss	(8,417)	(0.13)
Cash items
Volume variance	26,439	0.40	314
Price variance	74,664	1.08	887
Royalties	(46,688)	(0.68)	(555)
Expenses:
Operating	(2,085)	(0.03)	(25)
Realized derivative loss	(595)	(0.01)	(7)
Cash general and administrative	(2,423)	(0.04)	(29)
Current income taxes	(17,954)	(0.26)	(213)
Realized foreign exchange loss	(1,248)	(0.02)	(15)
Interest on long-term debt	(589)	(0.01)	(7)
Other income	(16)	-	-
Total cash items variance	29,505	0.43	350
Non-cash items
Unrealized derivative gain	4,138	0.06	50
Depletion and depreciation	13,646	0.20	162
Stock-based compensation	(738)	(0.01)	(9)
Amortization of deferred financing costs	(267)	-	(3)
Total non-cash items variance	16,779	0.25	200

2010 net income	37,867	0.55	550

Net income increased to $37.9 million in 2010 compared to a loss of $8.4 million in 2009, which was mostly due to significant increases in commodity prices and production volumes along with a decrease in depletion and depreciation, which was partially offset by higher royalties and income taxes.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2010	2009

Dated Brent average oil price ($/Bbl)	79.42	61.51
U.S./Canadian Dollar average exchange rate	1.0301	1.1415

The price of Dated Brent oil averaged 29% higher in 2010 compared with 2009. Global markets are currently in a period of economic recovery with improved liquidity and access to capital, in addition to strengthening oil prices. Conversely, the recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. TransGlobe’s management believes the Company is well positioned to adapt to current political situations in Egypt and Yemen due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

The Company designed its 2011 budget to be flexible, allowing spending to be adjusted up or down depending upon the business environment in Egypt and Yemen.

2010	4

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED QUARTERLY FINANCIAL INFORMATION

	2010				2009
($000s, except per share, price
and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations
Average sales volumes (Bopd)	10,789	10,138	9,206	9,694	8,656	8,864	9,619	8,788
Average price ($/Bopd)	79.83	71.27	73.46	70.66	62.84	57.41	48.62	35.88
Oil and gas sales	79,240	66,470	61,540	61,651	50,044	46,818	42,557	28,379
Oil and gas sales, net of royalties and other	45,198	38,980	35,638	37,404	28,788	28,495	26,462	19,060

Cash flow from operating activities	19,326	12,297	15,627	4,254	12,594	1,264	15,052	7,889
Funds flow from operations*	18,934	19,535	17,027	19,073	9,703	12,603	14,117	8,641
Funds flow from operations per share
- Basic	0.28	0.29	0.26	0.29	0.15	0.19	0.22	0.14
- Diluted	0.26	0.28	0.25	0.29	0.15	0.19	0.22	0.14

Net income (loss)	8,026	8,805	9,438	11,598	2,516	(1,618)	(4,361)	(4,954)
Net income (loss) per share
- Basic	0.12	0.13	0.14	0.18	0.04	(0.02)	(0.07)	(0.08)
- Diluted	0.11	0.13	0.14	0.17	0.04	(0.02)	(0.07)	(0.08)

Total assets	341,901	275,885	263,345	248,446	228,882	228,964	229,658	238,145
Cash and cash equivalents	57,782	15,412	21,437	18,845	16,177	14,804	23,952	22,041
Total long-term debt, including current portion	86,420	46,045	49,977	49,888	49,799	52,686	52,551	57,347
Debt-to-funds flow ratio**	1.2	0.7	0.9	0.9	1.1	1.3	1.2	1.1

*	Funds flow from operations is non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-GAAP measure that represents long-term debt, including the current portion, over funds flow from operations for the trailing 12 months.

During the fourth quarter of 2010, TransGlobe:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 1.2 at December 31, 2010 (December 31, 2009 – 1.1), with available cash of $57.8 million;
  Funded capital programs with funds flow from operations and working capital;
  Reported a 95% increase in funds flow from operations due to a 27% increase in commodity prices along with a 25% increase in sales volumes compared to Q4-2009; and
  Reported net income in Q4-2010 of $8.0 million (Q4-2009 – $2.5 million) mainly due to higher commodity prices and production volumes in the quarter compared with the same period in 2009.
5	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest, Before Royalties and Other

			2010	2009
Egypt	- Oil sales	Bopd	7,259	5,828
Yemen	- Oil sales	Bopd	2,701	3,152
Total Company – daily sales volumes		Bopd	9,960	8,980

Netback

Consolidated
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	268,901	73.97	167,798	51.19
Royalties and other	111,681	30.72	64,993	19.83
Current taxes	39,807	10.95	21,853	6.67
Operating expenses	26,850	7.39	24,765	7.56

Netback	90,563	24.91	56,187	17.13

Egypt
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	190,234	71.80	98,801	46.45
Royalties and other	75,339	28.43	34,684	16.30
Current taxes	29,686	11.20	13,980	6.57
Operating expenses	16,464	6.21	14,703	6.91

Netback	68,745	25.96	35,434	16.67

The netback per Bbl in Egypt increased 56% in 2010 compared with 2009, mainly as a result of oil prices increasing by 55%, which was partially offset by higher royalty and tax rates. In 2010, the average realized oil price for the West Gharib crude had a gravity/quality adjustment of approximately $7.62/Bbl (10%) to the average Dated Brent oil price versus a $15.06/Bbl (24%) differential in 2009.

Royalties and taxes as a percentage of revenue increased to 55% in 2010, compared with 49% in 2009. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take.

Operating expenses for 2010 decreased 10% on a per Bbl basis, which is mainly due to a significant increase in production in Egypt combined with fewer workovers in 2010 as compared to 2009.

Yemen
	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	78,667	79.79	68,997	59.97
Royalties and other	36,342	36.86	30,309	26.34
Current taxes	10,121	10.27	7,873	6.84
Operating expenses	10,386	10.53	10,062	8.75

Netback	21,818	22.13	20,753	18.04

In Yemen, the netback per Bbl increased 23% in 2010 compared with 2009, primarily as a result of the 33% increase in oil prices, which was partially offset by higher royalty and tax rates along with increased operating expenses.

Royalties and taxes as a percentage of revenue increased to 59% in 2010 compared with 55% in 2009. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in the Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis increased 20% in 2010, which is mainly due to lower production volumes and increased selling costs in 2010.

2010	6

MANAGEMENT’S DISCUSSION AND ANALYSIS

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and to stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized loss on commodity contracts in 2010 relates mostly to the purchase of new financial floor derivative commodity contracts, whereas the loss in 2009 was lower due to depressed oil prices. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts increased from a $0.5 million liability at December 31, 2009 to a $0.3 million asset at December 31, 2010, thus resulting in a $0.8 million unrealized gain on future derivative commodity contracts being recorded in the year.

($000s)	2010	2009
Realized cash (loss) on commodity contracts*	(1,486)	(891)
Unrealized gain (loss) on commodity contracts**	816	(3,322)
Total derivative (loss) on commodity contracts	(670)	(4,213)

*	Realized cash loss represents actual cash settlements or receipts under the respective contracts.
**	The unrealized gain (loss) on derivative commodity contracts represents the change in fair value of the contracts during the year.

If the Dated Brent oil prices in 2011 are consistent with the estimated Dated Brent forward curve prices at the end of 2010, the derivative asset will be realized over the year. However, a 10% decrease in Dated Brent oil prices would result in a $0.3 million increase in the derivative commodity contract asset, thus increasing the unrealized gain by the same amount. Conversely, a 10% increase in Dated Brent oil prices would decrease the unrealized gain on commodity contracts by $0.1 million. The following commodity contracts are outstanding immediately following December 31, 2010:

			Dated Brent Pricing
Period	Volume	Type	Put
Crude Oil
January 1, 2011-December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
April 1, 2011-December 31, 2011*	20,000 Bbl/month	Financial Floor	$75.00

* Contract entered into in January 2011.

The total volumes hedged for 2011 are:

2011
Bbls	660,000
Bopd	1,808

At December 31, 2010, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	14,513	4.00	12,550	3.83
Stock-based compensation	2,749	0.76	2,011	0.61
Capitalized G&A and overhead recoveries	(2,674)	(0.74)	(3,134)	(0.96)

G&A (net)	14,588	4.02	11,427	3.48

G&A expenses (net) increased 16% on a per Bbl basis in 2010 compared with 2009 partly due to a strengthening Canadian dollar which accounted for approximately 46% of the increase as the majority of TransGlobe’s G&A costs are incurred in Canadian dollars. The remainder of the increase was due to increased insurance, staffing and office costs in Egypt.

INTEREST ON LONG-TERM DEBT

Interest expense includes interest on long-term debt and amortization of transaction costs associated with long-term debt. Interest expense for 2010 increased to $3.3 million (2009 - $2.5 million), as a result of higher interest rates in 2010 combined with higher amortization of transaction costs. In 2010, the Company expensed $0.8 million of transaction costs (2009 - $0.6 million). The Company had $90.0 million of debt outstanding at December 31, 2010 (December 31, 2009 - $50.0 million). The long-term debt that was outstanding at December 31, 2010 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility. The long-term debt that was outstanding at December 31, 2009 bore interest at the Eurodollar Rate plus three per cent under the terms of the previous credit facility that was terminated in July 2010 and replaced with a new Borrowing Base Facility.

7	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

DEPLETION AND DEPRECIATION (“DD&A”)

	2010		2009
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	26,010	9.82	37,942	17.84
Yemen	7,683	7.79	9,436	8.20
Corporate	240	-	201	-

	33,933	9.33	47,579	14.52

In Egypt, DD&A decreased 31% in 2010 (45% on a per Bbl basis) due to significant increases to Proved reserves at year-end 2009 along with further increases at year end 2010 (181% production replacement).

In Yemen, DD&A decreased 19% in 2010 (5% on a per Bbl basis) due to a reduction in estimated future capital costs which decreased the capital base, combined with Proved reserve additions on Block S-1 and Block 32 at year-end 2009 along with further increases at year end 2010 (6% production replacement).

In Egypt, unproven properties of $9.8 million in 2010 (2009 - $9.8 million) relating to Nuqra ($8.2 million), West Gharib ($0.5 million) and East Ghazalat ($1.1 million) were excluded from the costs subject to depletion and depreciation. In Yemen, unproven property costs of $11.6 million in 2010 (2009 - $10.8 million) relating to Block 72 ($7.8 million) and Block 75 ($3.8 million) were excluded from the costs subject to depletion and depreciation.

Capital costs in the amount of $0.5 million were excluded from the corporate costs subject to the depreciation for the year ended December 31, 2010.

CAPITAL EXPENDITURES

($000s)	2010	2009
Egypt	58,435	28,349
Yemen	7,684	7,013
Corporate	813	184

Total	66,932	35,546

In Egypt, total capital expenditures for the year ended December 31, 2010 were up 106% from 2009 due to an increased capital program in response to higher oil prices in 2010 and the East Ghazalat farm-in. Further fuelling the increase to the capital program were new discoveries in West Gharib and East Ghazalat, along with certain drilling activities undertaken to retain key blocks of land in West Gharib. The Company drilled 31 wells, resulting in 24 oil wells (four at Hana, six at Arta, five at East Arta, two at North Hoshia, one at each of Hana West, Hoshia and South Rahmi, and four at East Ghazalat), in addition to three dry holes at East Arta, one at Hoshia, one at West Hoshia, and two at East Ghazalat.

In Yemen, total capital expenditures in the year ended December 31, 2010 increased by 10% from 2009 due mostly to restarting the drilling program at Block S-1. Five oil development wells were drilled in 2010 at Block S-1, along with two oil development wells and one dry hole at Block 32.

Corporate capital expenditures relate mainly to leasehold improvements and furnishings for new office space in Canada.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s ongoing reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that will incorporate all acquisitions net of any dispositions during the year.

2010	8

MANAGEMENT’S DISCUSSION AND ANALYSIS

Proved
($000s, except volumes and $/Boe amounts)	2010	2009	2008
Total capital expenditure	66,932	35,546	43,292
Acquisitions	-	-	58,946
Dispositions	-	-	(57,295)
Net change from previous year’s future capital	4,776	1,816	(6,479)
	71,708	37,362	38,464
Reserve additions and revisions (MBoe)
Exploration and development	4,845	9,921	3,129
Acquisitions, net of dispositions	-	-	118
Total reserve additions (MBoe)	4,845	9,921	3,247

Average cost per Boe
F&D	14.80	3.77	11.77
FD&A	14.80	3.77	11.85

Three-year weighted average cost per Boe
F&D	8.15	7.40	14.97
FD&A	8.19	9.75	16.62

Proved Plus Probable
($000s, except volumes and $/Boe amounts)	2010	2009	2008
Total capital expenditure	66,932	35,546	43,292
Acquisitions	-	-	58,946
Dispositions	-	-	(57,295)
Net change from previous year’s future capital	42,546	4,112	(8,602)
	109,478	39,658	36,341
Reserve additions and revisions (MBoe)
Exploration and development	9,895	7,670	5,200
Acquisitions, net of dispositions	-	-	709
Total reserve additions (MBoe)	9,895	7,670	5,909

Average cost per Boe
F&D	11.06	5.17	6.67
FD&A	11.06	5.17	6.15

Three-year weighted average cost per Boe
F&D	8.07	7.27	12.35
FD&A	7.90	8.59	12.14

Note:

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

RECYCLE RATIO
	Three-Year
Proved	Weighted
	Average	2010	2009	2008
Netback ($/Boe)*	18.63	20.51	13.75	22.05
Proved F&D costs ($/Boe)	8.15	14.80	3.77	11.77
Proved FD&A costs ($/Boe)	8.19	14.80	3.77	11.85
F&D Recycle ratio	2.29	1.39	3.65	1.87
FD&A Recycle ratio	2.27	1.39	3.65	1.86

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

	Three-Year
Proved Plus Probable	Weighted
	Average	2010	2009	2008
Netback ($/Boe)*	18.63	20.51	13.75	22.05
Proved plus Probable F&D costs ($/Boe)	8.07	11.06	5.17	6.67
Proved plus Probable FD&A costs ($/Boe)	7.90	11.06	5.17	6.15
F&D Recycle ratio	2.31	1.85	2.66	3.31
FD&A Recycle ratio	2.36	1.85	2.66	3.59

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

The 2010 proved recycle ratios decreased from 2009 by 62%, which is mainly a result of fewer Proved reserve additions in 2010. The proved plus probable ratios decreased from 2009 mainly due to the low cost of the 2009 reserve additions, which were the result of waterflood simulation and field response at Hoshia and Hana and the development of the Hana West pool. The decreased ratios were also impacted by increased future capital associated with undrilled Proved plus Probable reserve additions in 2010.

Due to the nature of international projects, the Company considers the three-year weighted average recycle ratios to provide the most useful information. The three-year weighted average ratios are consistent with Company expectations and with prior periods.

9	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Boe basis.

($000s, except volumes and per Boe amounts)	2010	2009	2008
Net income	37,867	(8,417)	31,523
Adjustments for non-cash items:
Depletion, depreciation and accretion	33,933	47,579	38,056
Stock-based compensation	2,749	2,011	1,830
Future income taxes	-	-	(82)
Amortization of deferred financing costs	836	569	1,884
Unrealized (gain) loss on commodity contracts	(816)	3,322	(9,906)
Gain on sale	-	-	(4,012)
Settlement of asset retirement obligations	-	-	(25)
Netback*	74,569	45,064	59,268
Sales volumes (MBoe)	3,635	3,278	2,687

Netback per Boe*	20.51	13.75	22.05

*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Boe of production.

OUTSTANDING SHARE DATA

As at December 31, 2010, the Company had 67,575,321 common shares issued and outstanding.

The Company received regulatory approval to purchase, from time to time, as it considers advisable, up to 6,116,905 common shares under a Normal Course Issuer Bid, which commenced September 7, 2009 and expired September 6, 2010. During the year ended December 31, 2010 and during the year ended December 31, 2009, the Company did not repurchase any common shares.

Subsequent to December 31, 2010, the Company issued an additional 5,000,000 common shares in a public offering that closed on February 1, 2011.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to measure the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 1.2 times at December 31, 2010. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2010 and 2009:

Sources and Uses of Cash

($000s)	2010	2009
Cash sourced
Funds flow from operations*	74,569	45,064
Increase in long-term debt	95,916	-
Issuance of common shares, net of share issuance costs	9,959	15,374
	180,444	60,438
Cash used
Capital expenditures	66,932	35,546
Bank financing costs	4,216	-
Repayment of long-term debt	55,916	8,000
Increase in restricted cash	3,387	-
Options surrendered for cash payments	-	13
	130,451	43,559
Net cash from operations	49,993	16,879
Changes in non-cash working capital	(8,388)	(8,336)
Increase in cash and cash equivalents	41,605	8,543
Cash and cash equivalents – beginning of year	16,177	7,634

Cash and cash equivalents – end of year	57,782	16,177

*	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

2010	10

MANAGEMENT’S DISCUSSION AND ANALYSIS

Funding for the Company’s capital expenditures was provided by funds flow from operations for the year ended December 31, 2010. The Company expects to fund its 2011 exploration and development program of $90.0 million and contractual commitments through the use of working capital and cash generated by operating activities. Furthermore, the Company raised C$75.0 million (US$75.6 million), before fees and expenses, in a public offering that closed on February 1, 2011. The net proceeds of the offering will primarily be used by the Company to repay existing credit facilities and to evaluate, and if determined to be in the best interests of the Company, pursue business development opportunities in Egypt during fiscal 2011, including adding new acreage through farm-in arrangements, bid rounds or acquisitions from third parties. Fluctuations in commodity prices, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2010, the Company had working capital of $88.3 million (December 31, 2009 – deficiency of $11.8 million). The working capital deficiency as at December 31, 2009 was primarily the result of the reclassification of all long-term debt as a current liability. On July 22, 2010, the Company entered into a new Borrowing Base Facility. Therefore, as at December 31, 2010 the Borrowing Base Facility was classified as long-term which eliminated the working capital deficiency. While the reclassification of bank debt accounts for the majority of the increase in working capital, other increases to working capital in 2010 are the result of increased accounts receivable due to higher oil prices and higher sales volumes. These receivables are not considered to be impaired; however, to mitigate this risk, the Company insured a portion of the receivable balance.

At December 31, 2009 TransGlobe had a $60.0 million Revolving Credit Agreement of which $50.0 million was drawn. Amounts drawn under the Revolving Credit Agreement were set to become due on September 25, 2010. On July 22, 2010, the Company entered into a new five-year $100.0 million Borrowing Base Facility and paid out the original Revolving Credit Agreement. The new Borrowing Base Facility is secured by a pledge over certain bank accounts, a pledge over the Company’s subsidiaries, and a fixed and floating charge over certain assets. As repayments on the new Borrowing Base Facility are not expected to commence until 2012, the entire balance has been presented as a long-term liability on the Consolidated Balance Sheet at December 31, 2010. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility. As of December 31, 2010, the Company has incurred financing costs related to the new Borrowing Base Facility in the amount of $4.2 million.

($000s)	December 31, 2010	December 31, 2009
Revolving Credit Agreement	90,000	50,000
Unamortized transaction costs	(3,580)	(201)
	86,420	49,799

Current portion of long-term debt	-	49,799
Long-term debt	86,420	-

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

(000s)	Payment Due by Period[1,2]
	Recognized					More
	in Financial	Contractual	Less than			than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes-Liability	$41,772	$41,772	$-	$-	$-
Long-term debt:
Borrowing Base Facility	Yes-Liability	90,000	-	56,803	33,197	-
Office and equipment leases	No	11,255	1,474	3,422	1,970	4,389
Minimum work commitments[3]	No	5,433	1,890	3,543	-	-
Total		$148,460	$45,136	$63,768	$35,167	$4,389

1	Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at December 31, 2010 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the Concession agreement for Nuqra Block 1 in Egypt, the Contractor (Joint Venture Partners) has a minimum financial commitment of $5.0 million ($4.4 million to TransGlobe) and a work commitment for two exploration wells in the second exploration extension. The second, 36-month extension period commenced on July 18, 2009. The Contractor has met the second extension financial commitment of $5.0 million in the prior periods. At the request of the Government, the Company provided a $4.0 million production guarantee from the West Gharib Concession prior to entering the second extension period.

Pursuant to the PSA for Block 72 in Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $2.0 million ($0.1 million to TransGlobe) to drill one exploration well during the second exploration period. The second, 30-month exploration period commenced on January 12, 2009. The Contractor has entered into a farm-in agreement with TOTAL E&P Yemen which has reduced TransGlobe’s interest in the concession to 20%.This commitment was fully satisfied subsequent to December 31, 2010.

11	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. Subsequent to December 31, 2010, the Company received an extension on the first exploration period to September 9, 2011. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

Pursuant to a one-year extension to the West Hoshia development lease, which is part of the Concession agreement for West Gharib in Egypt, the Company provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

OFF BALANCE SHEET ARRANGEMENTS

The Company has certain lease agreements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2010.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2011

The 2011 outlook provides information as to management’s expectation for results of operations for 2011. Readers are cautioned that the 2011 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements” included on the first page of the MD&A.

2011 Outlook Highlights

  Production is expected to average between 13,000 Bopd and 13,500 Bopd, a 33% increase over the 2010 average production;
  Exploration and development spending is budgeted to be $90 million, a 34% increase from 2010 (allocated 85% to Egypt, 13% to Yemen and 2% Corporate) and will be funded by funds flow from operations and cash on hand; and
  Using the mid-point of production expectations and an average oil price assumption for the year of $75.00/Bbl for Dated Brent oil, funds flow from operations is expected to be $101.0 million.

2011 Production Outlook

Production for 2011 is expected to average between 13,000 Bopd and 13,500 Bopd, representing a 33% increase over the 2010 average production of 9,960 Bopd. Production from Egypt is expected to average approximately 10,350 Bopd during 2011, up 43% from an average of 7,259 Bopd in 2010, with the balance of approximately 2,900 Bopd coming from the Yemen properties, which represents a 7% increase from an average of 2,701 Bopd in 2010. This forecast excludes any production contributions from the East Ghazalat project.

Production Forecast
	2011 Guidance	2010 Actual	% Change*

Barrels of oil per day	13,000 -13,500	9,960	33

*	% growth based on mid-point of outlook.

2011 Funds Flow From Operations Outlook

This outlook was developed using the above production forecast and a Dated Brent oil price of $75.00/Bbl.

2011 Funds Flow From Operations Outlook
($ million)	2011 Guidance	2010 Actual	% Change*

Funds flow from operations**	101.0	74.6	35

*	% growth based on mid-point of outlook.
**	Funds flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

2010	12

MANAGEMENT’S DISCUSSION AND ANALYSIS

Due in part to higher expected prices and higher production, funds flow from operations is expected to increase by 35% in 2011. Variations in production and commodity prices during 2011 could significantly change this outlook. An increase in the Dated Brent oil price of $10.00/Bbl would increase anticipated funds flow by approximately $14.0 million to $115.0 million for the year, while a $10.00/Bbl decrease in the Dated Brent oil price would result in anticipated funds flow decreasing by approximately $14.0 million to $87.0 million for the year.

2011 Capital Budget

($ million)	2011
Egypt	76.6
Yemen	11.7
Corporate	1.7

Total	90.0

The 2011 capital program is split 80:20 between development and exploration, respectively. The Company plans to participate in 61 wells in 2011. The Company will fund its entire 2011 capital budget from funds flow and working capital. The Company has designed its 2011 budget to be flexible allowing spending to be adjusted for any unforeseen events and changes in commodity prices.

RISKS

TransGlobe’s results are affected by a variety of business risks and uncertainties in the international petroleum industry including but not limited to:

  Financial risks including market risks (such as commodity price, foreign exchange and interest rates), credit risks and liquidity risks;
  Operational risks including capital, operating and reserves replacement risks;
  Safety, environmental and regulatory risks; and
  Political risks.

Many of these risks are not within the control of management, but the Company has adopted several strategies to reduce and minimize the effects of these risks:

Financial Risks

Financial risk is the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on TransGlobe.

To mitigate these risks, the Company raised C$75.0 million (US$75.6 million), before fees and expenses, in a public offering that closed on February 1, 2011. The Company also actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

The improving global financial situation of 2010 increased access to debt, capital, and banking markets, and improved market stability. These factors have all had a positive impact on TransGlobe’s ability to obtain additional funding in the future. To mitigate potential financial risk factors, management regularly evaluates operational and financial risk strategies and continues to monitor the 2011 capital budget and the Company’s long-term plans. The Company has designed its 2011 budget to be flexible allowing spending to be adjusted for any unforeseen events and changes in commodity prices.

Market Risk

Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of a business. The market price movements that the Company is exposed to include oil prices (commodity price risk), foreign currency exchange rates and interest rates, all of which could adversely affect the value of the Company’s financial assets, liabilities and financial results.

a) Commodity price risk
The Company’s operational results and financial condition are dependent on the commodity prices received for its oil production. Commodity prices have fluctuated significantly this year.

Any movement in commodity prices would have an effect on the Company’s financial condition which could result in the delay or cancellation of drilling, development or construction programs, all of which could have a material adverse impact on the Company. Therefore, the Company has entered into various financial derivative contracts to manage fluctuations in commodity prices in the normal course of operations. The use of derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors.

b) Foreign currency exchange risk
As the Company’s business is conducted primarily in U.S. dollars and its financial instruments are primarily denominated in U.S. dollars, the Company’s exposure to foreign currency exchange risk relates to certain cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities denominated in Canadian dollars and Egyptian pounds. The Company does not utilize derivatives to manage this risk. When assessing the potential impact of foreign currency exchange risk, the Company believes 10% volatility is a reasonable measure The Company estimates that a 10% increase in the value of the Canadian dollar against the U.S. dollar would result in an increase in the net income for the year ended December 31, 2010 of approximately $0.1 million and conversely a 10% decrease in the value of the Canadian dollar against the U.S. dollar would decrease the net income by $0.2 million for the same period. The Company maintains Egyptian pound cash balances to offset the Egyptian pound liabilities, and therefore, the Company believes its exposure to Egyptian pound fluctuations is not significant.

13	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

c) Interest rate risk
Fluctuations in interest rates could result in a change in the amount the Company pays to service variable-interest, U.S.-dollar-denominated debt. No derivative contracts were entered into during 2010 to mitigate this risk. When assessing interest rate risk applicable to the Company’s variable-interest, U.S.-dollar-denominated debt, the Company believes 1% volatility is a reasonable measure. The effect of interest rates increasing by 1% would decrease the Company’s net income by $0.5 million for the year ended December 31, 2010. The effect of interest rates decreasing by 1% would increase the Company’s net income by $0.5 million for year ended December 31, 2010.

Credit Risk

Credit risk is the risk of loss if counterparties do not fulfill their contractual obligations. The Company’s exposure to credit risk primarily relates to accounts receivable, the majority of which are in respect of oil operations and derivative commodity contracts. The Company is and may in the future be exposed to third-party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum production and other parties, including the governments of Egypt and Yemen. Significant changes in the oil industry, including fluctuations in commodity prices and economic conditions, environmental regulations, government policy, royalty rates and other geopolitical factors, could adversely affect the Company’s ability to realize the full value of its accounts receivable. The Company currently has, and historically has had, a significant account receivable outstanding from the Government of Egypt. While the Government of Egypt does make regular payments on these amounts owing, the timing of these payments has historically been longer than normal industry standard. The recent political unrest in Egypt has increased the delay in payments. Despite these factors, the Company still expects to collect this account receivable in full, although there can be no assurance that this will occur. In the event the Government of Egypt fails to meet its obligations, or other third-party creditors fail to meet their obligations to the Company, such failures could individually or in the aggregate have a material adverse effect on the Company, its cash flow from operating activities and its ability to conduct its ongoing capital expenditure program. To mitigate this risk, the Company insured a portion of the receivable balance. The Company has not experienced any material credit loss in the collection of accounts receivable to date.

In Egypt, the Company sold all of its 2010 and 2009 production to one purchaser. In Yemen, the Company sold all of its 2010 and 2009 Block 32 production to one purchaser and all of its 2010 and 2009 Block S-1 production to one purchaser. Management considers such transactions normal for the Company and the international oil industry in which it operates.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt.

To mitigate these risks, the Company raised C$75.0 million (US$75.6 million), before fees and expenses, in a public offering in January 2011. The Company also actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost. Management believes that future funds flows from operations, working capital and availability under existing banking arrangements will be adequate to support these financial liabilities, as well as its capital programs.

Operational Risks

The Company’s future success largely depends on its ability to exploit its current reserve base and to find, develop or acquire additional oil reserves that are economically recoverable. Failure to acquire, discover or develop these additional reserves will have an impact on cash flows of the Company.

Third parties operate some of the assets in which TransGlobe has interests. As a result, TransGlobe may have limited ability to exercise influence over the operations of these assets and their associated costs. The success and timing of these activities may be outside of the Company’s control.

To mitigate these operational risks, as part of its capital approval process, the Company applies rigorous geological, geophysical and engineering analysis to each prospect. The Company utilizes its in-house expertise for all international ventures or employs and contracts professionals to handle each aspect of the Company’s business. The Company retains independent reserve evaluators to determine year-end Company reserves and estimated future net revenues.

The Company also mitigates operational risks by maintaining a comprehensive insurance program according to customary industry practice, but cannot fully insure against all risks.

Safety, Environmental and Regulatory Risks

To mitigate environmental risks, the Company conducts its operations to ensure compliance with government regulations and guidelines. Monitoring and reporting programs for environmental health and safety performance in day-to-day operations, as well as inspections and assessments, are designed to provide assurance that environmental and regulatory standards are met. Security risks are managed through security policies designed to protect TransGlobe’s personnel and assets. The Company has a “Whistleblower” Protection Policy which protects employees if they raise any concerns regarding TransGlobe’s operations, accounting or internal control matters.

2010	14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulatory and legal risks are identified and monitored by TransGlobe’s corporate team and external legal professionals to ensure that the Company continues to comply with laws and regulations.

Political Risks

TransGlobe operates in countries with political, economic and social systems which subject the Company to a number of risks that are not within the control of the Company. These risks may include, among others, currency restrictions and exchange rate fluctuations, loss of revenue and property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks, increases in taxes and governmental royalties, changes in laws and policies governing operations of foreign-based companies, and economic and legal sanctions and other uncertainties arising from foreign governments.

While the recent civil unrest in Egypt and Yemen has created uncertainty regarding the Company’s political risk, management believes that the Company is well positioned to adapt to this situation due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents. However, if the political issues in Egypt and Yemen continue for an extended period of time, the Company may be forced to reduce its capital spending and participate in fewer wells than anticipated, which will have a negative effect on production volumes.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make appropriate decisions with respect to the selection of accounting policies and in formulating estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. The following is included in the MD&A to aid the reader in assessing the critical accounting policies and practices of the Company. The information will also aid in assessing the likelihood of materially different results being reported depending on management’s assumptions and changes in prevailing conditions which affect the application of these policies and practices. Significant accounting policies are disclosed in Note 1 of the Consolidated Financial Statements.

Oil and Gas Reserves

TransGlobe’s Proved and Probable oil and gas reserves are 100% evaluated and reported on by independent reserve evaluators to the Reserves Committee comprised of independent directors. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts.

Full Cost Accounting for Oil and Gas Activities

a) Depletion and Depreciation Expense
TransGlobe follows the Canadian Institute of Chartered Accountants’ guideline on full cost accounting in the oil and gas industry to account for oil and gas properties. Under this method, all costs associated with the acquisition of, exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis and costs associated with production are expensed. The capitalized costs are depleted, depreciated and amortized using the unit-of-production method based on estimated proved reserves. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of depletion, depreciation and amortization. A downward revision in a reserve estimate could result in a higher DD&A charge to earnings. In addition, if net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates (see Asset Impairment discussion below), the excess must be written off as an expense charged against earnings. In the event of a property disposition, proceeds are normally deducted from the full cost pool without recognition of a gain or loss unless there is a change in the DD&A rate of 20% or greater.

b) Unproved Properties
Certain costs related to unproved properties and major development projects are excluded from costs subject to depletion and depreciation until the earliest of a portion of the property becomes capable of production, development activity ceases or impairment occurs. These properties are reviewed quarterly and any impairment is transferred to the costs being depleted or, if the properties are located in a cost centre where there is no reserve base, the impairment is charged directly to earnings.

c) Asset Impairments
Under full cost accounting, a ceiling test is performed to ensure that unamortized capitalized costs in each cost centre do not exceed their fair value. An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than carrying amount, the impairment loss is limited to an amount by which the carrying amount exceeds the sum of:

i)	the fair value of reserves; and
ii)	the costs of unproved properties that have been subject to a separate impairment test.

15	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Sharing Agreements

International operations conducted pursuant to PSAs are reflected in the Consolidated Financial Statements based on the Company’s working interest in such operations. Under the PSAs, the Company and other non-governmental partners pay all operating and capital costs for exploring and developing the concessions. Each PSA establishes specific terms for the Company to recover these costs (Cost Recovery Oil) and to share in the production sharing oil. Cost Recovery Oil is determined in accordance with a formula that is generally limited to a specified percentage of production during each fiscal year. Production sharing oil is that portion of production remaining after Cost Recovery Oil and is shared between the joint venture partners and the government of each country, varying with the level of production. Production sharing oil that is attributable to the government includes an amount in respect of all income taxes payable by the Company under the laws of the respective country. Revenue represents the Company’s share and is recorded net of royalty payments to government and other mineral interest owners. For our international operations, all government interests, except for income taxes, are considered royalty payments. Our revenue also includes the recovery of costs paid on behalf of foreign governments in international locations.

Derivative Financial Instruments and Hedging Activities

a) Financial Instruments
All financial instruments are initially measured in the Consolidated Balance Sheets at fair value. Subsequent measurement of the financial instruments is based on their classification. The Company has classified each financial instrument into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. Loans and receivables, held-to-maturity investments and other financial liabilities are measured at amortized cost using the effective interest rate method. For all financial assets and financial liabilities that are not classified as held-for-trading, the transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are adjusted to the fair value initially recognized for that financial instrument. These costs are expensed using the effective interest rate method and are recorded within interest expense. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired. All derivative instruments are recorded in the Consolidated Balance Sheets at fair value unless they qualify for the expected purchase, sale and usage exemption. All changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company has classified its derivative commodity contracts, cash and cash equivalents and restricted cash as held-for-trading, which are measured at fair value with changes being recognized in net income. Accounts receivable are classified as loans and receivables; operating bank loans, accounts payable and accrued liabilities, and long-term debt, including interest payable, are classified as other liabilities, all of which are measured at amortized cost. The classification of all financial instruments is the same at inception and at December 31, 2010. The Company has elected to classify all derivatives and embedded derivatives as held-for-trading, which are measured at fair value with changes being recognized in net income.

b) Derivative Instruments and Hedging Activities
Derivative financial instruments are used by the Company to manage its exposure to market risks relating to commodity prices. The Company’s policy is not to utilize derivative financial instruments for speculative purposes. The Company does not use hedge accounting.

When derivative instruments do not qualify as hedges, or are not designated as hedges, they are recorded at their fair values in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net income. Realized gains or losses from financial derivatives related to commodity prices are recognized in revenues as the related sales occur. Unrealized gains and losses are recognized in revenues at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices and/or third party market indications and forecasts.

c) Embedded Derivatives
Embedded derivatives are derivatives embedded in a host contract. They are recorded separately from the host contract when their economic characteristics and risks are not clearly and closely related to those of the host contract, the terms of the embedded derivatives are the same as those of a freestanding derivative and the combined contract is not classified as held for trading or designated at fair value. The Company elected January 1, 2003 as the transition date for embedded derivatives.

d) Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles. Foreign exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation, net of tax, are recorded in comprehensive income. Accumulated other comprehensive income is an equity category comprised of the cumulative amounts of other comprehensive income. Effective May 1, 2008, the Company determined that its foreign operations were integrated as a result of the sale of the Canadian segment and its results were translated prospectively using the temporal method from that date.

2010	16

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

The Company adopted a share appreciation rights plan in March 2010. Under the share appreciation rights plan, all liabilities must be settled in cash and, consequently, are classified as liability instruments and measured at their intrinsic value less any unvested portion. Unvested share appreciation rights accrue evenly over the vesting period. The intrinsic value is determined as the difference between the market value of the Company’s common shares and the exercise price of the share appreciation rights. This obligation is revalued each reporting period and the change in the obligation is recognized as stock-based compensation expense (recovery).

New Accounting Standards

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises will be required to apply IFRS, in full and without modification, for all financial periods beginning on or after January 1, 2011. The adoption of IFRS will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

The Company commenced its IFRS transition project in 2008 and has completed the project awareness and engagement phase of the IFRS transition project. Corporate governance over the project was established and a steering committee and project team formed. The steering committee is comprised of members of management and executive and is responsible for final approval of project recommendations and deliverables to the Audit Committee and Board of Directors. Communication, training and education are an important aspect of the Company’s IFRS conversion project. Internal and external training and education sessions have been carried out and will continue throughout each phase of the project.

TransGlobe’s IFRS transition project consists of three key phases after the project awareness and engagement phase described above; the diagnostic assessment phase, the design, planning and solution development phase and finally the implementation phase.

The Company completed the diagnostic assessment phase by performing comparisons of the differences between Canadian GAAP and IFRS and has assessed the effects of adoption. The Company continues to focus on analyzing and developing implementation strategies and processes for the key IFRS transition issues identified. Where applicable, key IFRS transition alternatives are being considered and evaluated. The Company continues to perform accounting assessments on less critical IFRS transition issues and is completing its analysis of IFRS financial statement presentation and disclosure requirements. These assessments are being further analyzed and will continue to be evaluated throughout the remainder of the implementation phase of the Company’s project, as new transactions may have different GAAP versus IFRS treatment and ongoing changes to IFRS may have an impact on the conversion.

Concurrently, the project team is finalizing the design, planning and solution development phase for a few remaining areas and has commenced the implementation phase for most critical areas. In the design, planning and solution development phase, the focus is on determining the specific qualitative and quantitative impact the application of IFRS requirements has on the Company. The project team members have been working with representatives from the various operational areas to develop recommendations including first-time adoption exemptions available upon initial transition to IFRS. The results from the consultations with the various operational areas have been used to draft accounting policies. One of the sections in each of the draft accounting policies is the disclosure section which includes the financial statement disclosure as required by IFRS. The Company has analyzed first-time adoption exemptions and documented which exemptions it intends to utilize. A detailed implementation plan and timeline has been developed, which also includes the development of a training plan. Furthermore, the Company has developed processes and systems to ensure that IFRS comparative data is captured and to position it for reporting under IFRS in 2011, once the implementation phase has been completed.

During the third and fourth quarters of 2010, the Company completed its draft opening balance sheet under IFRS, which is as at January 1, 2010, and commenced the development of draft financial statements concurrently for all comparative quarters in 2010. Transition to IFRS on the opening balance sheet date is not expected to result in a material adjustment to the Company’s property and equipment.

The Company also continues to work on calculating IFRS transition adjustments for the year ended December 31, 2010 for the purpose of producing IFRS compliant financial statements for these periods. While quantification of the impact is in progress and cannot currently be estimated accurately, the Company expects depletion and depreciation expense to decrease under IFRS as compared to Canadian GAAP as a result of the depletion rate being calculated based on proved and probable reserves under IFRS compared to proved reserves only under previous GAAP. At this time, any other potential adjustments to the Company’s financial position and results of operations for the year ended December 31, 2010 cannot be reliably determined or estimated.

Additionally, the Company is monitoring the IASB’s active projects and all changes to IFRS will be incorporated as required.

17	2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

Expected Accounting Policy Impacts

The Company determined that the most significant impact of IFRS conversion is to property and equipment. IFRS does not prescribe specific oil and gas accounting guidance other than for costs associated with the exploration and evaluation phase. The Company currently follows full cost accounting as prescribed in Accounting Guideline 16, Oil and Gas Accounting – Full Cost. Conversion to IFRS will have a significant impact on how the Company accounts for costs pertaining to oil and gas activities, in particular those related to the pre-exploration and development phases;

i)

Pre-exploration and evaluation costs are defined as expenditures incurred prior to obtaining the legal right to explore. Currently the Company capitalizes these costs and depletes them at the countrylevel. Under IFRS these costs must be expensed when incurred. Exploration and evaluation (“E&E”) costs are defined as expenditures incurred on an oil property prior to declaring commercial viability and technical feasibility. Currently these costs are included in the property and equipment (“P&E”) balance on the Consolidated Balance Sheet and are being depleted at the country level. Under IFRS these costs will be moved out of the P&E balance and reported separately as E&E assets on the balance sheet. E&E costs will not be depleted but assessed for impairment and unrecoverable costs associated with a specific area will be expensed. When a project is determined to be technically feasible and commercially viable, the costs will be moved to P&E and depletion will commence.

ii)

Development and Production (“D&P”) costs are defined as costs incurred on an oil property after declaring commercial viability and technical feasibility. Currently these costs are included in the P&E balance on the Consolidated Balance Sheets and are being depleted using a reserve base of Proved reserves. These costs will continue to be capitalized as P&E; however the Company will have the option under IFRS to calculate depletion using a reserve base of Proved reserves or Proved plus Probable reserves. The Company plans to determine its depletion expense using Proved plus Probable reserves as its depletion base. Also the level at which impairment tests are performed and the impairment testing methodology will differ under IFRS.

The Company does not expect to experience any material impairment loss on oil and gas assets on transition to IFRS.

The method utilized to account for share-based payment transactions will also differ under IFRS as compared to Canadian GAAP. The valuation and expensing of share-based payments will be done using a tranche method under IFRS whereas current standards allow for stock option issuances to be valued as a whole and expensed on a straight-line basis over the lives of the options.

IFRS conversion will also result in other impacts, which may be significant in nature. The overall impact on the Company’s Consolidated Financial Statements cannot reasonably be determined at this time.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, permits first time adopters of IFRS a number of exemptions. The Company has been analyzing the full extent of these exemptions. The Company expects to utilize the following exemptions:

i)

Business combinations exemption, which allows for an implementation of the IFRS business combination rules on a prospective basis, therefore, business combinations entered into prior to January 1, 2010 will not be retrospectively restated.

ii)

Foreign currency translation adjustments classified in accumulated other comprehensive income will be deemed zero and reclassified to retained earnings on January 1, 2010, and the retrospective restatement of foreign currency translation under IFRS will not be performed. This opening balance sheet adjustment results in a decrease in accumulated other comprehensive income along with a corresponding increase in retained earnings. The Company estimates the cumulative impact on the opening balance sheet for this adjustment to be approximately $10.9 million.

iii)

TransGlobe intends to use the share-based payment transactions exemption under which stock options that vest prior to January 1, 2010 are not required to be retrospectively restated. Therefore, IFRS requirements apply only to those options that were unvested at the date of transition. The valuation and expensing of share-based payments will be done using a tranche method under IFRS whereas under previous GAAP entire stock option issuances were valued as a whole and expensed on a straight line over the lives of the options. This results in an accelerated expensing of the share-based payments as the fair value is weighted more heavily toward the periods closer to the date of issuance of the stock options. The adjustment for the change in treatment of share-based payments results in an increase in contributed surplus with a corresponding decrease in retained earnings. The Company estimates the cumulative impact on the opening balance sheet for this adjustment to be approximately $1.4 million.

iv)

In July 2009, the International Accounting Standards Board (“IASB”) approved additional exemptions that will allow entities to allocate their oil and gas asset balance as determined under full cost accounting to the IFRS categories of exploration and evaluation assets and development and producing properties. Under the exemption, exploration and evaluation assets are measured at the amount determined under an entity’s previous GAAP. For assets in the development or production phases, the amount is also measured at the amount determined under an entity’s previous GAAP; however, such values must be allocated to the underlying IFRS transitional assets on a pro-rata basis using either reserve values or reserve volumes as of the entity’s IFRS transition date. This exemption will relieve entities from significant adjustments resulting from retrospective adoption of IFRS. The Company will utilize this exemption. The effect on the Company’s opening balance sheet will be a split of the property and equipment balance between exploration and evaluation assets and development and production assets, which will be presented separately on the Consolidated Balance Sheet.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Any changes in accounting policies required to address reporting and first-time adoption of IFRS will be made in consideration of the integrity of internal control over financial reporting and disclosure controls and procedures. Throughout the remainder of TransGlobe’s transition project, the Company will continue to ensure that all changes in accounting polices relating to IFRS have controls and procedures to ensure that information is captured appropriately. With respect to internal controls over financial reporting and disclosure controls and procedures, the Company does not expect that any material changes in control procedures will be required as a result of the transition to IFRS.

TransGlobe has completed its assessment of information technology (“IT”) systems requirements in order to ready the Company for IFRS reporting. The IT system modifications will not be significant and will allow for reporting under both Canadian GAAP and IFRS in 2010.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2010, an evaluation was carried out under the supervision, and with the participation, of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, on the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the end of the fiscal year, the design and operation of these disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in its annual filings is recorded, processed, summarized and reported within the specified time periods.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to U.S. generally accepted accounting principles, focusing in particular on controls over information contained in the annual and interim financial statements.

Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal control over financial reporting based on the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control – Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2010.

As at the date of this report, management is not aware of any change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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